Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratio)

Three Months Ended March 31, 2013
Earnings:
Income before income and mining tax and other items (1)	$542
Adjustments:
Fixed charges added to earnings	70
Amortization of capitalized interest	12

$624

Fixed Charges:
Net interest expense (2)	$65
Portion of rental expense representative of interest	5

Fixed charges added to earnings	70
Capitalized interest	31

$101

Ratio of earnings to fixed charges	6.2

(1)	Excludes interest on income tax liabilities. Interest and penalties related to income taxes are included in Income and mining tax expense.
(2)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.